UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934

TRIUMPH GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
896818101
(CUSIP Number)
Alexander J. Roepers Atlantic Investment Management, Inc. 666 Fifth Avenue New York, New York 10103 (212) 484-5050	with a copy to: Allen B. Levithan Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896818101
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Atlantic Investment Management, Inc.
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	3,458,430*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	3,458,430*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
3,458,430*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 7.0%*
14. Type of Reporting Person (See Instructions): IA

* Includes: (i) 293,981 shares (0.60%) of the Issuer’s Common Stock, par value $0.001 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 1,870,613 Shares (3.79%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, (iii) 353,464 shares (0.72%) beneficially owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company, and (iv) 940,372 Shares (1.91%) held in one or more other accounts (“Other Accounts”). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Other Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Other Accounts. See Items 2 and 5 for additional details.

Item 1.      Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Triumph Group, Inc. (the “Issuer”). The Issuer has principal executive offices located at 899 Cassatt Road, Suite 210, Berwyn, PA 19312.

Item 2.      Identity and Background.

(a)     This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect 3,458,430 shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”), and (vi) one or more other accounts (“Other Accounts”).

(b)     The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

(c)     The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

(d)     Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Roepers is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $214,847,674.

Item 4.      Purpose of Transaction.

The Reporting Person acquired, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person’s clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

The Reporting Person and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)     Based upon the information contained in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015, there were issued and outstanding 49,316,991 Shares as of October 30, 2015.

(b)     The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 3,458,430 Shares, or 7.0% of the outstanding Shares.

(c)     The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in Shares during the past sixty (60) days:

Date	Quantity	Price	Type of Transaction

9/11/2015	(1,312)	47.3746	Open Market Sale
9/16/2015	(15,000)	48.3520	Open Market Sale
9/17/2015	(15,800)	49.0191	Open Market Sale
9/18/2015	(4,968)	47.5685	Open Market Sale
9/18/2015	32	47.5600	Open Market Purchase
9/18/2015	(624)	47.5689	Open Market Sale
9/18/2015	84	47.5700	Open Market Purchase
9/30/2015	20,000	42.4186	Open Market Purchase
10/1/2015	2,429	41.6227	Open Market Purchase
10/1/2015	1,927	41.6370	Open Market Purchase
10/1/2015	1,255	41.6265	Open Market Purchase
10/7/2015	(20,000)	44.6942	Open Market Sale
10/8/2015	(20,000)	45.1205	Open Market Sale
10/13/2015	389	44.2777	Open Market Purchase
10/13/2015	401	44.3157	Open Market Purchase
10/22/2015	385	43.3782	Open Market Purchase
10/29/2015	(20,000)	45.6201	Open Market Sale
10/29/2015	(10,000)	45.6700	Open Market Sale
10/30/2015	(60,000)	46.5489	Open Market Sale
11/2/2015	(140,000)	46.4680	Open Market Sale
11/3/2015	(1,966)	46.6242	Open Market Sale
11/3/2015	(26,300)	47.0410	Open Market Sale

Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers’ immediate family members) has traded Shares during the past sixty (60) days.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.      Material to be filed as exhibits.

Not Applicable.

 SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

November 6, 2015

ATLANTIC INVESTMENT MANAGEMENT, INC.

By:	/s/ Alexander J. Roepers
Alexander J. Roepers, President

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).